Exhibit 99.1

BARRICK GOLD CORPORATION

BY-LAW NO. 2

A by-law relating generally to the nomination of persons for election of directors of BARRICK GOLD CORPORATION (the “Corporation”).

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTRODUCTION

1.        The purpose of this Advance Notice By-law (“By-Law No. 2”) is to establish the conditions and framework under which holders of record of common shares of the Corporation may exercise their right to submit director nominations by fixing a deadline by which such nominations must be submitted by a shareholder to the Corporation prior to any annual or special meeting of shareholders, including without limitation setting forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

NOMINATIONS OF DIRECTORS

2.        Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with section 99 of the Act, or a requisition of the shareholders made in accordance with Part VII of the Act; or

(c)

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this By-Law No. 2 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-Law No. 2.

3.        In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 4 below) and in proper written form (in accordance with paragraph 6 below) to the Secretary of the Corporation at the principal executive offices of the Corporation.

4.        To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(a)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

5.        The time periods for the giving of a Nominating Shareholder’s notice set forth in paragraph 4 above shall in all cases be determined based on the original date of the annual meeting or the first public announcement of the date of the annual or special meeting, as applicable, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

6.        To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must:

(a)	set forth, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”):

(A)	the name, age, business address and residential address of the person;

(B)	the principal occupation or employment of the person for the past five years;

(C)	the status of such person as a “resident Canadian” (as such term is defined in the Act);

(D)

the class or series and number of shares in the capital of the Corporation which are directly or indirectly controlled or which are directly or indirectly owned beneficially or of record by the Proposed Nominee and his or her associates or affiliates as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and the date(s) on which such shares were acquired;

(E)

full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and any Nominating Shareholder or any of its Representatives;

(F)

any other information relating to the Proposed Nominee or his or her associates or affiliates that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(G)

a duly completed personal information form in respect of the Proposed Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading;

(b)	set forth, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

(A)	the name, age, business address and, if applicable, residential address of such person;

(B)

the class or series and number of shares in the capital of the Corporation which are directly or indirectly controlled or which are directly or indirectly owned beneficially or of record by such person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and the date(s) on which such shares were acquired;

(C)

full particulars regarding (i) any proxy or other Arrangement pursuant to which such person or any of its Representatives has a right to vote or direct the voting of any shares of the Corporation, and (ii) any other Arrangement of such person or any of its Representatives relating to the voting of any shares of the Corporation or the nomination of any person(s) to the Board;

(D)

full particulars regarding any Arrangement of such person or any of its Representatives, the purpose or effect of which is to alter, directly or indirectly, the economic interest of such person or any of its Representatives in a security of the Corporation or the economic exposure of any such person or any of its Representatives to the Corporation;

(E)

full particulars of any direct or indirect interest of such person or any of its Representatives in any contract with the Corporation or with any of the Corporation’s affiliates, competitors or material suppliers;

(F)

full particulars regarding any Arrangement, including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and such person or any of its Representatives;

(G)

a representation that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting and intends to appear in person or by proxy at the applicable shareholders’ meeting to propose such nomination;

(H)

a representation as to whether such person or any of its Representatives intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(I)

any other information relating to such person or any of its Representatives that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(c)

be accompanied by a questionnaire, representation and agreement, as required by paragraph 7 below, duly completed and signed by each Proposed Nominee, and a written consent signed by each Proposed Nominee consenting to serve as a director of the Corporation if elected.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or a member of any committee of the Board, with respect to independence or any other relevant criteria for eligibility or that could be material to a reasonable shareholder’s understanding of the independence or eligibility, or lack thereof, of such proposed nominee.

7.        A completed questionnaire as required by paragraph 6(c) above shall be in the form provided by the Secretary of the Corporation (upon written request of the Nominating Shareholder), shall include information regarding the background, independence and qualification of each Proposed Nominee and the background of each Nominating Shareholder, and shall include a written representation and agreement (in the form provided by the Secretary of the Corporation upon written request of the Nominating Shareholder) confirming, among other things:

(a)	that such Proposed Nominee is qualified to act as a director of the Corporation pursuant to the Act and the by-laws of the Corporation; and

(b)

that neither such Proposed Nominee nor any of his or her associates or affiliates is a party to or will become a party to any Arrangement with, or has given or will give any commitment or assurance to, any person, as to how such Proposed Nominee, if elected as a director of the Corporation, will act or vote on any issue or question, or with respect to any direct or indirect compensation, payment, reimbursement, indemnification or other financial arrangement or understanding in connection with candidacy or service or action as a director of the Corporation, that has not been disclosed to the Corporation in accordance with the foregoing provisions of this By-Law No. 2.

8.        All information to be provided in a timely notice pursuant to paragraph 6 above shall be provided as of the date of such notice. If requested by the Corporation, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days prior to the date of the meeting, or any adjournment or postponement thereof.

9.        For the avoidance of doubt, paragraph 2 above shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation. No person shall be eligible for election as a director of the Corporation unless such person has been nominated in accordance with the provisions of this By-Law No. 2; provided, however, that nothing in this By-Law No. 2 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to section 99 of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

10.        For purposes of this By-Law No. 2:

(a)

“Act” means the Business Corporations Act, R.S.O. 1990, c. B.16 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in this By-Law No. 2 shall be read as referring to the amended or substituted provisions;

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

(c)

“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(d)

“Representatives” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert, and “Representative” means any one of them.

11.        Notwithstanding any other provision of this By-Law No. 2 or any other by-law of the Corporation, any notice or other document or information required to be given to the Secretary of the Corporation pursuant to this By-Law No. 2 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Corporation, emailed (to the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

12.        Notwithstanding the foregoing, the Board may, in its sole discretion, waive all or any of the requirements in this By-Law No. 2.

13.        The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this By-Law No. 2, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

14.        Despite any other provision of this By-Law No. 2, if the Nominating Shareholder (or a qualified representative of the shareholder) does not appear at the meeting of shareholders of the Corporation to present the nomination, or if a Proposed Nominee fails to meet with the Corporate Governance and Nominating Committee (or its equivalent) at such committee’s request, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

15.        Nothing in this By-Law No. 2 shall obligate the Corporation or the Board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Corporation or the Board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

PASSED by the directors of the Corporation on July 31, 2013.

CONFIRMED by the shareholders of the Corporation on ■, 2014.